UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER 333-281116-01

FORM 12b-25

NOTIFICATION OF LATE FILING

(check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended:  December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not Applicable

PART I – REGISTRANT INFORMATION

XCF GLOBAL CAPITAL, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

2500 CityWest Blvd, Suite 150-138
Address of Principal Executive Office (Street and Number)

Houston, TX 77042
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

XCF Global Capital, Inc. (the “Company”) is not able to file its Special Financial Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Special Financial Report”) as required by Rule 15d-2 under the Securities Exchange Act of 1934, as amended (“Rule 15d-2”), within the prescribed time period without unreasonable effort or expense because the Company’s independent registered accounting firm, Turner, Stone & Company, L.L.P. resigned as the Company’s independent registered accounting firm on April 7, 2025 without completing the audit of the Company’s financial statements. The Company was a co-registrant on a Registration Statement on Form S-4  (the “Registration Statement”) that was declared effective by the Securities and Exchange Commission on February 5, 2025. Pursuant to Rule 15d-2, the Company is required to file a Special Financial Report within 90 days after the effective date of the Registration Statement to provide audited financial statements for the fiscal year ended December 31, 2024 because such financial statements were not included in the Registration Statement.

The Company is in the process of engaging a new independent registered accounting firm, but has not yet done so as the date of filing of this Form 12b-25. As a result, the Company will not be able to file its Special Financial Report on or before the fifteenth calendar day following the prescribed due date of the Special Financial Report.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Simon Oxley (Name)	(346) (Area Code)	630-4724 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☐    No  ☐

The Company has previously not been required to file any periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☐    No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

XCF GLOBAL CAPITAL, INC.
(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 7, 2025	By:	/s/ Simon Oxley
Simon Oxley
Chief Financial Officer